

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my



05006991

BY COURIER

Our Ref : KLK/SE

30 March 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
8 Mar. 2005	Listed Companies' Crop – February 2005
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
8 Mar. 2005	Batu Kawan Berhad
9 Mar. 2005	Dato' Lee Oi Hian
9 Mar. 2005	Dato' Lee Hau Hian
9 Mar. 2005	Dato' Lee Soon Hian
9 Mar. 2005	Di-Yi Sdn Bhd
9 Mar. 2005	Elionai Sdn Bhd
9 Mar. 2005	High Quest Holdings Sdn Bhd
9 Mar. 2005	Wan Hin Investments Sdn Bhd & Group
29 Mar. 2005	Batu Kawan Berhad
30 Mar. 2005	Dato' Lee Oi Hian
30 Mar. 2005	Dato' Lee Hau Hian
30 Mar. 2005	Dato' Lee Soon Hian
30 Mar. 2005	Di-Yi Sdn Bhd
30 Mar. 2005	Elionai Sdn Bhd
30 Mar. 2005	High Quest Holdings Sdn Bhd
30 Mar. 2005	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
9 Mar. 2005	Dato' Lee Oi Hian
9 Mar. 2005	Dato' Lee Hau Hian
30 Mar. 2005	Dato' Lee Oi Hian
30 Mar. 2005	Dato' Lee Hau Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

dw 4/5

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2005/mar2005



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/03/2005 02:17:06 PM**
Reference No **KL-050308-1F40B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop February 2005

* **Contents :-**

We submit below the crop figures for the month of **February 2005** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2004		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	182,327	170,317	195,902
Crude Palm Oil (mt)	39,608	35,989	41,168
Palm Kernel (mt)	9,354	8,394	9,764
Rubber (kg)	2,307,079	1,763,548	2,695,441

	2005								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	174,574	**164,541**							
Crude Palm Oil (mt)	36,862	**36,106**							
Palm Kernel (mt)	8,852	**8,972**							
Rubber (kg)	2,599,876	**1,947,917**							

/gcs



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08/03/2005 10:57:25 AM**
Reference No **KL-050308-F9214**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Batu Kawan Berhad**
*	Address	: **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
*	NRIC/passport no/company no.	: **6292-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**02/03/2005**	*	**472,500**	
	Acquired		**03/03/2005**		**327,500**	

*	Circumstances by reason of which change has occurred	: **Bought in open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **328,900,000**
	Direct (%)	: **46.33**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **328,900,000**
*	Date of notice	: **08/03/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2005 08:42:38 AM**
Reference No **KL-050309-2D8A1**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**02/03/2005**	*	**472,500**	
	Acquired		**03/03/2005**		**327,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,010,900**
Indirect/deemed interest (%) : **47.19**

* **Total no of securities after change** : **335,058,900**

* Date of notice : **08/03/2005** 16

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09/03/2005 08:42:40 AM
Reference No KL-050309-2D8A2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**02/03/2005**	*	**472,500**	
	Acquired		**03/03/2005**		**327,500**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**335,010,900**
Indirect/deemed interest (%)	:	**47.19**
* **Total no of securities after change**	:	**335,066,400**

* Date of notice : **08/03/2005**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2005 08:42:42 AM**
Reference No **KL-050309-2D8A3**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/03/2005**	* **472,500**	
Acquired	**03/03/2005**	**327,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **250,000**
Direct (%) : **0.04**
Indirect/deemed interest (units) : **335,010,900**
Indirect/deemed interest (%) : **47.19**

* **Total no of securities after change** : **335,260,900**

* Date of notice : **08/03/2005** 

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2005 08:42:34 AM**
Reference No **KL-050309-2D89D**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/03/2005**	* **472,500**	
Acquired	**03/03/2005**	**327,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **335,010,900**
Indirect/deemed interest (%) : **47.19**

* **Total no of securities after change** : **335,010,900**

* Date of notice : **08/03/2005**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2005 08:42:36 AM**
Reference No **KL-050309-2D89E**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/03/2005**	* **472,500**	
Acquired	**03/03/2005**	**327,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **335,010,900**
Indirect/deemed interest (%) : **47.19**

* **Total no of securities after change** : **335,010,900**

* Date of notice : **08/03/2005**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2005 08:42:36 AM**
Reference No **KL-050309-2D89F**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/03/2005**	* **472,500**	
Acquired	**03/03/2005**	**327,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **335,010,900**
Indirect/deemed interest (%) : **47.19**

* **Total no of securities after change** : **335,010,900**

* Date of notice : **08/03/2005**

Remarks :
sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09/03/2005 08:42:37 AM
Reference No KL-050309-2D8A0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/03/2005**	* **472,500**	
Acquired	**03/03/2005**	**327,500**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **3,750,000**
Direct (%) : **0.53**
Indirect/deemed interest (units) : **331,260,900**
Indirect/deemed interest (%) : **46.66**

* **Total no of securities after change** : **335,010,900**

* Date of notice : **08/03/2005**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/03/2005 10:03:32 AM**
Reference No **KL-050329-A9C59**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Batu Kawan Berhad**
*	Address	: **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
*	NRIC/passport no/company no.	: **6292-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 23/03/2005	* 70,200	

*	Circumstances by reason of which change has occurred	: **Bought in open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **328,970,200**
	Direct (%)	: **46.34**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **328,970,200**
*	Date of notice	: **28/03/2005**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2005 09:28:04 AM**
Reference No **KL-050330-68B94**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	NRIC/passport no/company no.	: **510207-08-5743**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **335,081,100**
	Indirect/deemed interest (%)	: **47.2**
*	**Total no of securities after change**	: **335,129,100**

* Date of notice : **28/03/2005** 16

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2005 09:28:04 AM**
Reference No **KL-050330-68B95**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,081,100**
Indirect/deemed interest (%) : **47.2**

* **Total no of securities after change** : **335,136,600**

* Date of notice : **28/03/2005** 16

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30/03/2005 09:28:05 AM
Reference No KL-050330-68B96

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	: **570807-08-6365**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **250,000**
	Direct (%)	: **0.04**
	Indirect/deemed interest (units)	: **335,081,100**
	Indirect/deemed interest (%)	: **47.2**
*	**Total no of securities after change**	: **335,331,100**

* Date of notice : **28/03/2005** 15

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2005 09:28:00 AM**
Reference No **KL-050330-68B90**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **335,081,100**
	Indirect/deemed interest (%)	: **47.2**

* **Total no of securities after change** : **335,081,100**

* Date of notice : **28/03/2005**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2005 09:28:02 AM**
Reference No **KL-050330-68B91**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **335,081,100**
	Indirect/deemed interest (%)	: **47.2**

* **Total no of securities after change** : **335,081,100**

* Date of notice : **28/03/2005** 16

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2005 09:28:02 AM**
Reference No **KL-050330-68B92**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **High Quest Holdings Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **178504-D**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **335,081,100**
	Indirect/deemed interest (%)	: **47.2**

* **Total no of securities after change** : **335,081,100**

* Date of notice : **28/03/2005** [16]

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30/03/2005 09:28:03 AM
Reference No KL-050330-68B93

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Wan Hin Investments Sdn Bhd & Group**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **3117-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **3,750,000**
	Direct (%)	: **0.53**
	Indirect/deemed interest (units)	: **331,331,100**
	Indirect/deemed interest (%)	: **46.67**

* **Total no of securities after change** : **335,081,100**

* Date of notice : **28/03/2005**

Remarks :
sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2005 08:42:42 AM**
Reference No **KL-050309-2D8A4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/03/2005**	* **472,500**	**6.413**
Acquired	**03/03/2005**	**327,500**	**6.400**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**335,010,900**
Indirect/deemed interest (%)	:	**47.19**
* Date of notice	:	**08/03/2005**

Remarks :
sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/03/2005 08:42:43 AM**
Reference No **KL-050309-2D8A5**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/03/2005**	* **472,500**	**6.413**
Acquired	**03/03/2005**	**327,500**	**6.400**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **335,010,900**
	Indirect/deemed interest (%)	: **47.19**
*	Date of notice	: **08/03/2005**

Remarks :
sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2005 09:28:05 AM**
Reference No **KL-050330-68B97**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	**6.400**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **335,081,100**
Indirect/deemed interest (%) : **47.2**
* Date of notice : **28/03/2005**

Remarks :
sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/03/2005 09:28:06 AM**
Reference No **KL-050330-68B98**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **23/03/2005**	* **70,200**	**6.400**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**335,081,100**
Indirect/deemed interest (%)	:	**47.2**
* Date of notice	:	**28/03/2005**

Remarks :
sh